VIA EDGAR

September 23, 2024

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Finance

100 F Street, NE

Washington, D.C. 20549

Re: Fifth Era Acquisition Corp I

Amendment No. 1 to Draft Registration Statement on Form S-1

Submitted July 26, 2024

CIK No. 0002025401

Ladies and Gentlemen:

Fifth Era Acquisition Corp I (the “Company”) hereby transmits its response to the comment letter received from the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) on September 18, 2024, relating to Amendment No. 1 to Draft Registration Statement on Form S-1, submitted by the Company with the Commission on July 26, 2024 (the “Draft Registration Statement”). This letter will be filed concurrently with the filing of Amendment No. 2 to the Draft Registration Statement (“Amendment No. 2”).

For the Staff’s convenience, we have repeated below the Staff’s comment in bold and have followed each comment with the Company’s response.

Amendment No. 1 to Draft Registration Statement on Form S-1

Cover Page

1.

Please revise to state the amount of compensation received or to be received by, and the amount of securities issued or to be issued to, the sponsor, its affiliates, and promoters. In this regard, we note your disclosure in the summary and on page 117 regarding repayment of loans, fees for services, office space and administrative services, working capital loans, fees for advisory services, and compensation that may be paid to Mr. Mechigian. Please also revise to discuss whether the compensation to be paid and securities issued to the sponsor, its affiliates, and promoters may result in a material dilution of the purchasers’ equity interests. Provide a highlighted cross-reference to all locations of the related disclosures in the prospectus. See Regulation S-K, Item 1602(a)(3). Lastly, please also include on the cover page the total percent interest that the Class B shares and private placement warrants will represent after the completion of the offering.

Response: The Company acknowledges the Staff’s comment and has updated the disclosure on the cover page of Amendment No. 2 accordingly.

2.	We note your disclosure on page 83 that the non-managing sponsor investors have expressed an interest in purchasing substantially all of the units in this offering. Please revise here and elsewhere where applicable to disclose the maximum aggregate percentage of the offering that could be purchased from these investors. In addition, clarify whether the purchase of units in the offering is conditioned upon their potential indirect purchase of private placement warrants and founder shares. In this regard, we note your statement on page 22 that the non-managing sponsor investors will potentially have different interests than the public shareholders because of their indirect ownership of founder shares. Finally, please file any agreements or form of agreements with the nonmanaging sponsor investors as exhibits or advise us why they are not material.

Response: The Company acknowledges the Staff’s comment and it has revised its disclosure on the cover page and pages 31, 86, 160 and 200 of Amendment No. 2 to note that the purchase of the non-managing sponsor membership interests is not contingent upon the participation in the offering or vice-versa. Additionally, the Company will revise its disclosure on the cover page and elsewhere to disclose the maximum percentage of the offering that could be purchased in the aggregate by the non-managing sponsor investors.

The Company acknowledges the Staff’s request to file any agreements with the non-managing sponsor investors as exhibits, or advise as to why they are not material, and the Company advises the Staff that the Company does not believe that such agreements are material. In particular, the Company notes that the Company is not a party to any such agreements and has no obligations to any non-managing sponsor investor (or any other member of the sponsor) pursuant to such agreements. Furthermore, the Company confirms that any material provisions of such agreements have been fulsomely described in the Registration Statement. The Company also notes, as stated in the Registration Statement, that there is no assurance that any non-managing sponsor member will acquire any units in this offering (nor is any such purchase a condition to such agreements).

In addition, the Company notes that, as noted in the Registration Statement, none of the non-managing sponsor members have voting rights, management rights or governance vetoes with respect to the sponsor. Finally, none of the non-managing sponsor members will be under any obligation to hold any units or public shares following the closing of the offering (and there are no contractual consequences to any such investor if it does not continue to own such securities at any time, including at the time of the vote to approve an initial business combination, or at the consummation of an initial business combination). As a result, there is no assurance that any of the non-managing sponsor members will even be an investor at the time the Company’s shareholders vote on an initial business combination, and the Company cannot predict how the non-managing sponsor members will vote in connection with an initial business combination (or if they will vote at all).

In addition to the Company’s belief that any such agreements are not material, filing such agreements as exhibits to the Registration Statement may have the unintended effect of misleading investors as to the Company’s post-offering ownership and the Company’s ability to complete an initial business combination.

3.	We note disclosure in the ninth and eighteenth paragraphs regarding potential conflicts of interest. Please clearly state that there may be actual or potential material conflicts of interest between the sponsor, its affiliates, or promoters as one group, and purchasers in the offering as another group. See Item 1602(a)(5) of Regulation S-K.

Response: The Company acknowledges the Staff’s comment and advises the Staff that it has revised its disclosure on the cover page of Amendment No. 2 to address the Staff’s comment.

4.	Please revise your cross-references to the dilution and conflicts of interest disclosures to provide a cross-reference to all the locations of related disclosures in the prospectus. See Items 1602(a)(4) and (5) of Regulation S-K.

Response: The Company acknowledges the Staff’s comment and has updated the disclosure on the cover page of Amendment No. 2 accordingly.

Summary

Our Sponsor, page 2

5.	Please revise to balance your discussion of the SPAC experience of your management team by briefly describing the material terms of the pending business combination transaction between Blockchain Coinvestors Acquisition Corp I and Linqto, Inc. and any related financing transaction(s). In addition, expand your discussion to explain that in recent years, a number of target businesses have underperformed financially post-business combination, as you further discuss on page 62.

Response: The Company acknowledges the Staff’s comment and has updated the disclosure on page 3 of Amendment No. 2 accordingly.

Business Combination Criteria, page 6

6.	We note your response to prior comment 1. Please revise your disclosure beginning on page 6 to discuss how the terms of additional financings may impact investors. In this regard, we note your disclosures that you intend to effectuate your initial business combination using cash from, among other sources, the proceeds of the sale of your shares pursuant to forward purchase agreements or backstop agreements, that you may raise funds through the issuance of equity-linked securities, and that you intend to target an initial business combination with an enterprise value between $1.0 and $3.0 billion. Refer to Regulation S-K Item 1602(b)(5).

Response: The Company acknowledges the Staff’s comment and has updated the disclosure on page 6 of Amendment No. 2 accordingly.

Sponsor Information, page 9

7.	Please expand the table on page 10 to include the anti-dilution adjustment of the founder shares and the nature and amount of compensation received or to be received by Mr. Mechigian. Please also revise the table to reference the payment of consulting, success or finder fees to your advisors and any salaries or fees to be paid to the sponsor and/or its affiliates for their services in particular transactions in connection with the initial business combination. See Regulation S-K Item 1602(b)(6).

Response: The Company acknowledges the Staff’s comment and has updated the disclosure on page 12 of Amendment No. 2 accordingly.

8.	In the disclosure appearing outside the table on page 10 where you discuss the dilutive impact of the founder shares and the anti-dilution provisions in the founder shares, please expand to discuss the extent to which the other items of compensation and any securities issuances referenced in the table may result in a material dilution of the purchasers’ equity interests. See Item 1602(b)(6) of Regulation S-K.

Response: The Company acknowledges the Staff’s comment and has updated the disclosure on pages 12 and 122 of Amendment No. 2 accordingly.

9.	Please revise the tables beginning on page 11 and 118 to disclose the lock-up agreement with the underwriter. See Item 1603(a)(9) of Regulation S-K.

Response: The Company acknowledges the Staff’s comment and has updated the disclosure on pages 15 and 124 of Amendment No. 2 accordingly.

Ability to extend time to complete business combination, page 28

10.	Please expand to disclose whether there are any limitations on extensions of time to complete an initial business combination, including the number of times you may seek to extend.

The Company acknowledges the Staff’s comment and respectively refers the Staff to the disclosure included in Amendment No.2 stating: “There is no limit on the number of extensions that we may seek; however, we do not expect to extend the time period to consummate our initial business combination beyond 36 months from the closing of this offering.”

Conflicts of Interest, page 41

11.	Please revise your disclosure in this section to clearly state the conflicts with purchasers in the offering. See Item 1602(b)(7) of Regulation S-K.

Response: The Company acknowledges the Staff’s comment and has updated the disclosure on pages 43 – 44 of Amendment No. 2 accordingly.

12.	Please provide the basis for your statements on pages 41, 42 and elsewhere that you do not believe the fiduciary duties or contractual obligations of your sponsor, officers, or directors, or their conflicts of interest, will materially affect your ability to complete an initial business combination.

Response: The Company acknowledges the Staff’s comment and has updated the disclosure throughout Amendment No. 2 to remove the referenced language.

Summary of Risk Factors, page 46

13.	Please revise your second risk factor to indicate that if the non-managing sponsor investors purchase the full amount of the units for which they have expressed an interest, you may not need any public shares sold in this offering to be voted in favor of the business combination, as you state on page 83.

Response: The Company acknowledges the Staff’s comment and has updated the disclosure on pages 49 and 51 of Amendment No. 2 accordingly.

Risk Factors

Risks Relating to our Search for, and Consummation of or Inability to Consummate, a Business

Combination..., page 48

14.	We note your response to prior comment 3. However, your registration statement still indicates that your sponsor, initial shareholders, directors, officers and their affiliates may elect to purchase shares or public warrants from public shareholders, which may influence a vote on a proposed business combination. It is unclear how such purchases would comply with the requirements of Rule 14e-5 under the Exchange Act. Refer to Tender Offer Rules and Schedules Compliance and Disclosure Interpretation 166.01 for guidance.

Response: The Company acknowledges the Staff’s comment and has updated the disclosure throughout Amendment No. 2 accordingly.

We may not be able to complete an initial business combination..., page 71

15.	With a view toward disclosure, please tell us whether your sponsor is, is controlled by, has any members who are, or has substantial ties with, a non-U.S. person. If so, revise to address how this fact could impact your ability to complete your initial business combination.

Response: The Company acknowledges the Staff’s comment and has updated the disclosure on page 75 of Amendment No. 2 accordingly.

The non-managing sponsor investors have expressed an interest to purchase substantially all of the units in this offering..., page 83

16.	Please expand your disclosure to clarify the basis for your statement that you do not expect any purchase of units by the non-managing sponsor investors to negatively impact your ability to meet Nasdaq listing eligibility requirements.

Response: The Company acknowledges the Staff’s comment and has updated the disclosure on page 86 of Amendment No. 2 accordingly.

Dilution, page 101

17.	We note that one assumption used to calculate the dilution table is that no ordinary shares and convertible equity or debt securities are issued in connection with additional financing in sought to facilitate an initial business combination. Please expand your disclosure to highlight that you may need to do so as you intend to seek an initial business combination with a target company with an enterprise value significantly greater than the net proceeds of the offering and the sale of private placement warrants, as stated on page 6 of your prospectus.

Response: The Company acknowledges the Staff’s comment and has updated the disclosure on page 104 of Amendment No. 2 accordingly.

Sponsor Information, page 117

18.	In your compensation table, please revise to include the anti-dilution adjustment of the founder shares, the payment of consulting, success or finder fees to your advisors, and any salaries or fees to be paid to the sponsor and/or its affiliates for their services in particular transactions in connection with the initial business combination. See Item 1603(a)(6) of Regulation S-K.

Response: The Company acknowledges the Staff’s comment and has updated the disclosure on page 12 and 122 of Amendment No. 2 accordingly.

19.	We note that the non-managing sponsor investors will hold membership interests in the sponsor. Please disclose the persons or affiliated groups who may have direct or indirect material interests in the sponsor, as well as the nature and amount of their interests. See Item 1603(a)(7) of Regulation S-K.

Response: The Company acknowledges the Staff’s comment and has updated the disclosure on pages 11 and 121 of Amendment No. 2 accordingly.

Executive Officer and Director Compensation, page 144

20.	We note your principal executive officer may receive compensation. Revise to provide all information required by Item 402 of Regulation S-K, including a description of the material terms of any plan or arrangement, whether written or unwritten, pursuant to which Mr. Mechigian may be compensated. Also file the plan (or if not set forth in any formal document, a written description thereof) as an exhibit pursuant to Regulation S-K Item 601(b)(10)(iii)(A).

Response: The Company acknowledges the Staff’s comment and notes that the agreement is between the Company and an affiliate of the Sponsor. We have included disclosure that Mr. Mechigian may receive a portion of the $12,5000 monthly fee. However, as there is no agreement (written or otherwise) with Mr. Mechigian, the amount received by Mr. Mechigian can vary from month to month and may be zero. As such, the disclosure in Amendment No. 2 describes the current nature of the compensation.

We thank the Staff for its review of the foregoing. If you have further comments, please feel free to contact to our counsel, Stuart Neuhauser at sneuhauser@egsllp.com or by telephone at (212) 370-1300.

Sincerely,

/s/ Mitchell Mechigian
Mitchell Mechigian, Chief Executive Officer

cc: Ellenoff Grossman & Schole LLP

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